MARLO'S BAKESHOP, LLC

Reviewed Financial Statements For The Years Ended December 31, 2017 and 2016

September 27, 2018



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Marlo's Bakeshop, LLC
San Francisco, CA

We have reviewed the accompanying financial statements of Marlo's Bakeshop, LLC (a limited liability company), which comprise the balance sheet as of December 31, 2017 and 2016, and the related statements of income and retained earnings and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, We do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me (us) to perform procedures to obtain limited assurance as a basis for reporting whether We are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for Our conclusion.

Accountant's Conclusion

Based on Our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Jason M. Tyra, CPA, PLLC
Dallas, TX
September 27, 2018

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

MARLO'S BAKESHOP, LLC
BALANCE SHEET
DECEMBER 31, 2017 & 2016
_____

ASSETS

		2017		2016
CURRENT ASSETS				
Cash	$	19,125	$	8,984
Accounts Receivable		6,838		10,993
Inventory		44,158		24,878
TOTAL CURRENT ASSETS		70,122		44,855
NON-CURRENT ASSETS				
Fixed Assets, Net		7,708		1,810
Trademarks & Certification, Net		3,575		3,542
TOTAL NON-CURRENT ASSETS		11,283		5,352
TOTAL ASSETS		81,405		50,207

LIABILITIES AND MEMBERS' EQUITY

		2017		2016
CURRENT LIABILITIES				
Sales Taxes Payable		119		79
Gift Certificate		50		50
TOTAL CURRENT LIABILITIES		169		129
NON-CURRENT LIABILITIES				
Accounts Payable		59,121		22,423
Related Party Loan		28,914		32,014
Related Party Notes Payable		129,066		131,034
TOTAL LIABILITIES		217,101		185,471
MEMBERS' EQUITY				
Members' Contribution		99,263		24,815
Retained Earnings (Deficit)		(235,129)		(160,209)
TOTAL MEMBERS' EQUITY		(135,866)		(135,393)
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	81,405	$	50,207

MARLO'S BAKESHOP, LLC
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2017 & 2016
_____

		2017		2016
Operating Income				
Sales, Net	$	364,180	$	198,589
Cost of Goods Sold		211,409		114,527
Gross Profit		152,771		84,063
Operating Expense				
General & Administrative	$	80,220	$	65,569
Salaries		70,735		43,953
Marketing Expense		56,352		13,910
Depreciation Expense		9,660		1,206
Travel Expense		3,924		3,277
Rent Expense		2,534		2,644
Professional Fees		919		1,855
Amortization Expense		460		529
Bad Debt Expense		173		213
		224,977		133,156
Net Income from Operations		(72,206)		(49,093)
Other Income (Expense)				
State and Local Tax		(2,050)		(800)
Interest Expense		(325)		(325)
Loss on sale of Asset		(340)		-
Net Income	$	(74,920)	$	(50,217)

MARLO'S BAKESHOP, LLC
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2017 & 2016
_____

	2017	2016
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (74,920)	$ (50,217)
Change in Accounts Receivable	4,155	(5,499)
Change in Inventory	(19,281)	(2,598)
Change in Sales Tax Payable	40	48
Change in Accounts Payable	36,699	(3,012)
Net Cash Flows From Operating Activities	(53,307)	(61,277)
Cash Flows From Investing Activities		
Change in Intangible Assets	(33)	(1,867)
Change in Fixed Assets	(5,898)	1,997
Net Cash Flows From Investing Activities	(5,931)	130
Cash Flows From Financing Activities		
Change in Related Party Loan	14,448	8,500
Change in Notes Payable	54,932	42,681
Net Cash Flows From Financing Activities	69,380	51,181
Cash at Beginning of Period	8,984	18,951
Net Increase (Decrease) In Cash	10,141	(9,967)
Cash at End of Period	$ 19,126	$ 8,984

MARLO'S BAKESHOP, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2017 & 2016
_____

	2017	2016
Beginning Members' Equity	$ (135,393)	$ 24,815
Increase in Member's Equity Contribution	99,263	-
Retained Earnings (Deficit)	(24,816)	(109,991)
Net Income	(74,920)	(50,217)
Ending Members' Equity	$ (135,866)	$ (135,393)

_____

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Marlo's Bakeshop, LLC ("the Company") is a limited liability company organized under the laws of the State of California. The Company is woman-owned and operated, and specializes in crafting wholesome baked goods.

NOTE B- GOING CONCERN

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company recorded net operating losses during the years ended December 31, 2017, and 2016.

The following describes management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. The Company will raise funds through an equity crowdfund offering during 2018. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through September 27, 2019 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

Sales are stated net of returns, discounts, . The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Fixed Assets

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated using the double declining balance method over management's estimate of each asset's useful life.

Inventory

Inventory is valued at cost of production. The Company periodically adjusts inventory to account for non-saleable products, generally due to age or spoliation.

Advertising

The Company records advertising expenses in the year incurred.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a partnership in the federal jurisdiction of the United States. All items of income and expense are reported by the members of the Company on their individual tax returns. The Company's federal tax filings for 2015, 2016, and 2017, will remain subject to review by the Internal Revenue Service until 2019, 2020, and 2021, respectively.

The Company is subject to franchise and income tax filing requirements in the State of California. The Company's tax filings in the State of California for 2015, 2016, and 2017 remain subject to review by that State until 2020, 2021, and 2022, respectively.

NOTE D- RELATED PARTY DEBT

In 2014, the company issued a series of convertible notes to a minority owner in exchange for cash for the purpose of funding continuing operations ("the Related Party Notes"). The notes accrue interest at the rate of 1.84% per annum and require semi-annual payments.

In 2016, the company issued a series of convertible notes to a minority owner in exchange for cash for the purpose of funding continuing operations ("the Related Party Notes"). The notes accrue interest at the rate of 2.62% per annum and are payable at a future date to be determined by management or will be converted to Equity on the date of maturity.

In 2016 and 2017, the Company issued notes payable ("the Related Party Loan") to Marlo Giudice, the Company's majority owner and managing member, for the purpose of funding continuing operations. The notes are non-interest bearing and are payable at a future date to be determined by management.

NOTE E- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE F- MEMBER LIABILITY

The Company is organized as a limited liability company. As such, the liability of members of the Company for the financial obligations of the Company is limited to each member's contribution of capital.

NOTE G- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before September 27, 2018, the date that the financial statements were available to be issued.